Exhibit 99.1

Maris-Tech and Sidus Space Achieve Integration Milestone for LizzieSat-4 Mission

Maris-Tech payload to fly aboard LizzieSat-4 as hardware testing and platform integration commence ahead of planned launch later this year

Rehovot, Israel; Cape Canaveral, FL, Jan. 26, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech”), a global leader in video and artificial intelligence (“AI”)- based edge computing technology, and Sidus Space (NASDAQ: SIDU) (“Sidus”), an innovative space and defense technology company, today announced the achievement of an integration milestone, as Maris-Tech’s advanced payload is scheduled to fly aboard Sidus’ LizzieSat-4 (LS4) mission, scheduled for launch later this year.

This milestone marks the transition from planning to active integration, as Sidus and Maris-Tech prepare to initiate testing of Maris-Tech’s payload hardware next week. Upon completion of initial testing, the payload is expected to be integrated onto the LizzieSat-4 satellite, advancing both companies toward flight readiness.

“This integration milestone represents a critical step as we prepare LizzieSat-4 for launch later this year,” said Patrick Butler, EVP, Engineering & Programs at Sidus Space. “Beginning payload testing and progressing into full hardware and software integration underscores the maturity of the LizzieSat platform and our ability to support advanced customer technologies from ground testing through on-orbit operations.”

Maris-Tech’s payload is designed to demonstrate high-performance edge computing and video processing capabilities in orbit, leveraging the modular LizzieSat architecture and Sidus’ flight-proven subsystems. The mission is expected to support real-time data handling and advanced analytics use cases for space and defense applications.

“Entering the payload testing and integration phase with Sidus marks an important technical milestone for Maris-Tech,” said Israel Bar, Chief Executive Officer of Maris-Tech. “Flying aboard LizzieSat-4 is intended to enable us to validate our edge computing and video processing capabilities in a space environment and demonstrate seamless integration with the LizzieSat hardware and software platform as we advance toward on-orbit operations.”

LizzieSat-4 is part of Sidus Space’s growing constellation of multi-mission satellites engineered to support rapid payload integration, flexible hosted payload configurations, and efficient transitions from ground testing to on-orbit operations. The mission highlights Sidus’ capability as a turnkey space platform provider for commercial and government customers.

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities, including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israeli technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, HLS, and communication industries. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors. For more information, visit: maris-tech.com

About Sidus Space

Sidus Space (NASDAQ: SIDU) is an innovative space and defense technology company offering flexible, cost-effective solutions, including satellite manufacturing and technology integration, AI-driven space-based data solutions, mission planning and management operations, AI/ML products and services, and space and defense hardware manufacturing. With its mission of Space Access Reimagined®, Sidus Space is committed to rapid innovation, adaptable and cost-effective solutions, and the optimization of space system and data collection performance. With demonstrated space heritage, including manufacturing and operating its own satellite and sensor system, LizzieSat®, Sidus Space serves government, defense, intelligence, and commercial companies around the globe. Strategically headquartered on Florida’s Space Coast, Sidus Space operates a 35,000-square-foot space manufacturing, assembly, integration, and testing facility and provides easy access to nearby launch facilities. For more information, visit: sidusspace.com.

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Act, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, Maris-Tech is using forward-looking statements when it discusses the planned testing, integration, and expected in-orbit performance of its payload aboard the LizzieSat-4 mission, as well as the anticipated capabilities and potential applications of its edge computing and video processing technologies in a space environment. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 28, 2025, and its other filings with the Securities and Exchange Commission.

Maris-Tech undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Contacts:

Maris-Tech:

Nir Bussy, CFO

Tel: +972-72-2424022

Sidus:

Investor Relations

investor-relations@sidusspace.com

Media Inquiries

press@sidusspace.com